Exhibit 16.1

July 21, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated July 21, 2020, of Forte Biosciences, Inc. (formerly Tocagen Inc.) and are in agreement with the statements contained in the third and fourth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP